Robert Goedert, P.C. To Call Writer Directly: +1 312 862 7317 rgoedert@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

November 6, 2020

Via EDGAR Submission and Overnight Delivery United States Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, N.E. Washington, D.C. 20549	*FOIA Confidential Treatment Request* Confidential Treatment Requested by Maravai LifeSciences Holdings, Inc. in connection with its Registration Statement on Form S-1 filed on October 29, 2020

Attention:	Christine Torney
Lynn Dicker
Laura Crotty
Suzanne Hayes

Re:	Maravai LifeSciences Holdings, Inc.
Registration Statement on Form S-1
Filed October 29, 2020
File No. 333-249733

Ladies and Gentlemen:

On behalf of Maravai LifeSciences Holdings, Inc. (the “Company”), we are writing to respond to the request raised in the letter to the Company, dated October 7, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to explain to the Staff how the fair value of the awards underlying incentive units of Maravai Life Sciences Holdings, LLC (“MLSH 1”) was determined and the reasons for any differences between the recent valuations of units of MLSH 1 leading up to the Company’s initial public offering (the “IPO”) and the estimated offering price of the Company’s Class A common stock in the IPO.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person.

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Securities and Exchange Commission

November 6, 2020

The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the SEC) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (312) 862-7317 rather than rely on the U.S. mail for such notice.

IPO Price Range

The Company preliminarily estimates that the price range for its IPO will represent an enterprise value of the Company of between $[***] and $[***] (the “Preliminary Valuation Range”). This would correspond to an equity value of the Company of between $[***] and $[***]. The Preliminary Valuation Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for IPOs, the Preliminary Valuation Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company and representatives for the underwriters (the “Lead Underwriters”). During these discussions, the parties considered both quantitative and qualitative factors, including: (a) a comparison of public companies at a similar stage of development; (b) a comparison of valuations for comparable issuers in the Company’s industry at the time of their initial public offering and (c) a current analysis of the public equity market by the underwriters for the offering.

The Company will include a bona fide per share price range of the common stock in an amendment to the Registration Statement on Form S-1 (the “Registration Statement”) that will precede the commencement of the Company’s road show. However, the parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with representatives of the underwriters and material business developments impacting the Company, and due to the volatility in the securities markets, specifically the volatility experienced in the market by recent IPO issuers in general, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary Price Range. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and C&DI 134.04.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

November 6, 2020

Historical Fair Value Determination and Methodology

Prior to the IPO, incentive unit awards to employees were made at MLSH 1. The Company recognizes compensation expense for MLSH 1 awards in its consolidated financial statements as MLSH 1 is considered to be the economic interest holder in the Company. The grant date fair value of the incentive unit awards was determined by the Board of Directors of MLSH 1 (the “Board”) with the assistance of management and an independent third-party valuation specialist. The grant date fair value of incentive units was determined first by estimating an aggregate enterprise value using a weighting of discounted cash flows, comparable public companies, and comparable-transactions valuation methodologies. An Option-Pricing Method and, in the case of the valuation performed for the August 31 grants, a Probability Expected Return Method, which utilizes certain assumptions including volatility, time to liquidation, a risk-free interest rate, and an assumption for a discount for lack of marketability, was then used to allocate the total enterprise value of MLSH 1 to the different classes of equity according to their rights and preferences. In determining the fair value of the incentive units, the methodologies used to estimate the enterprise value of MLSH 1 were performed using methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The Company refers the Staff to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Unit-Based Compensation and Incentive Unit Valuation” and Note 1 to the Company’s consolidated financial statements for the years ended December 31, 2019 and 2018 and nine months ended September 30, 2020 in the Registration Statement for a detailed description of how MLSH 1 accounts for unit-based compensation expense.

Summary of Unit Issuances

MLSH 1 granted very few incentive units during 2020. From January 1, 2020 through November 6, 2020, the Board granted only 62,000 incentive units (out of 705,500 incentive units outstanding and 3,146,000 total units outstanding at September 30, 2020). The following chart outlines these incentive unit grants, the overall enterprise value of MLSH 1 assumed for purposes of determining the compensation expense associated with each grant and the resulting fair value per unit:

Grant Date	Incentive Units Issued	Enterprise Value	Fair Value per Incentive Unit Used to Measure Compensation Expense
January 8, 2020	12,000	$1.6 billion	$[***]
May 20, 2020	30,000	$1.6 billion	$[***]
August 31, 2020	20,000	$2.9 billion	$[***]

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

November 6, 2020

Summary of Historical Unit Valuation

Valuation for January 8 and May 20 Awards. On January 8, 2020, MLSH 1 awarded 12,000 incentive units to one employee. On May 20, 2020, MLSH 1 awarded a total of 30,000 incentive units to three employees. On April 30, 2020, the Board determined the fair market value of a unit at MLSH 1 to be $[***] (the “April 30th valuation”). The April 30th valuation was used in determining the compensation expense for both the January 8 and May 20 grants. The April 30th valuation represents the hypothetical proceeds a unit would receive in a liquidation of MLSH 1 on April 30, 2020 according to MLSH 1’s distribution waterfall, before giving effect to any participation thresholds which vary by unit. After giving effect to the applicable participation thresholds and a discount for lack of marketability, the fair value per incentive unit used to measure compensation expense for the January 8 and May 20 awards was $17.46. The April 30th valuation reflects a total enterprise value of approximately $[***] billion.

Valuation for August 31 Awards. On August 31, 2020, MLSH 1 awarded a total of 20,000 incentive units to two employees. On August 31, 2020, the Board determined the fair market value of a unit at MLSH 1 to be $[***] (the “August 31st valuation”). The August 31st valuation was used in determining the compensation expense for the August 31st grant. The August 31st valuation represents the hypothetical proceeds a unit would receive in a liquidation of MLSH 1 on August 31, 2020 according to MLSH 1’s distribution waterfall, before giving effect to any participation thresholds which vary by unit. After giving effect to the applicable participation threshold and a discount for lack of marketability, the fair value per incentive unit used to measure compensation expense for the August 31st awards was $93.89. The August 31st valuation reflects a total enterprise value of approximately $[***] billion.

Summary

As noted above, the Preliminary Valuation Range is expected to be $[***] to $[***]. The Company notes that, as is typical in initial public offerings, the estimated range for the IPO was not derived using a formal determination of fair value, but was determined by negotiation between it and the Lead Underwriters.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

November 6, 2020

The significant increase in the Company’s valuation from the April 30th valuation is almost entirely attributable to the dramatic impacts of the COVID-19 pandemic on the Company’s business and financial results. The onset of the COVID-19 pandemic in Q2 of 2020 initially had a negative impact on the Company’s business, which hit its low point related to the negative impact on Adjusted EBITDA in May as customers delayed spending and orders decreased as a result of the onset of the pandemic. The business started to recover in June as COVID-19 vaccine programs started placing orders for the Company’s CleanCap® product, and in Q3 the business grew exponentially with the acceleration of multiple COVID-19 vaccine programs using CleanCap® and a return to normalized purchasing for the Company’s others product lines. Overall, Q2 came in at [***]% over budget on Revenue and [***]% under budget on Adjusted EBITDA. In contrast, Q3 finished [***]% over budget on Revenue and [***]% over budget on Adjusted EBITDA. Since the end of Q3, the Company’s business and financial forecasts have continued to improve significantly as the COVID-19 programs the Company is involved with continued to make significant progress and placed future orders with the Company, as evidenced by the Preliminary Valuation Range.

To put the May lows in even more granular context, Revenue declined [***]% from March to April and declined another [***]% from April to May, before climbing [***]% in June. Adjusted EBITDA declined [***]% from March to April and declined [***]% from April to May, then climbed [***]% from May to June. In light of these results, the Board believed that the April 30th valuation was appropriate to use for both the January 8th and May 20th grants.

While the August 31st valuation is also significantly lower than the Preliminary Valuation Range, the Board concluded it was an appropriate valuation as of August 31st, given the state of the COVID-19 vaccine programs being developed by the Company’s current customers and overall market, the severity of the COVID-19 pandemic, and the uncertainty of government approvals at that time and increased clarity into government approvals and the associated rapid growth of the Company’s prospects since August. The Company also notes that even if the Company had expensed the August 31st grant using a valuation within the Preliminary Valuation Range, the resulting change to the Company’s compensation expense would have been immaterial for the nine months ended September 30, 2020.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

November 6, 2020

The Company believes the following factors are also relevant to considering the Preliminary Valuation Range:

•

the Preliminary Valuation Range represents a future valuation for the Company’s enterprise value with an assumption of 100% probability of the IPO occurring, whereas the estimated fair value of the units as of all of the grant dates described above represents a contemporaneous estimate of the fair value of units that were then illiquid, reflecting discounts due to lack of marketability in recognition that the units might never become publicly tradable or otherwise liquid;

•

the Preliminary Valuation Range assumes a successful IPO, which will provide the Company with proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash and access to the public company debt and equity markets;

•

there are differences in the methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company as compared to the valuation methodologies, assumptions and inputs considered by the Board when previously granting incentive units; and

•	in early October, the Company held “testing-the-waters” meetings with potential investors, during which it received positive feedback on the prospects of a potential public offering.

For these reason and the reasons outlined above, the Company submits that the April 30th and August 31st valuations are reasonable.

*    *    *    *

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.

Securities and Exchange Commission

November 6, 2020

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:	Carl Hull
Maravai LifeSciences Holdings, Inc.

[*] Certain confidential information in this letter, marked by brackets, has been omitted and filed separately with the SEC pursuant to 17 C.F.R. §200.83.